Exhibit (a)(5)

 NEWS from

801 Louisiana, Suite 700

Houston, Texas 77002

Main: (713) 780-9494

Fax: (713) 780-9254

Contact: Traded:	NYSE (GDP)

Robert C. Turnham, President

Jan L. Schott, Chief Financial Officer

Daniel E. Jenkins, Director of Investor Relations

FOR IMMEDIATE RELEASE

GOODRICH PETROLEUM CORPORATION ANNOUNCES PUT OPTION NOTIFICATION FOR 5.00% CONVERTIBLE SENIOR NOTES DUE 2029

Houston, Texas – September 2, 2014. Goodrich Petroleum Corporation (“Goodrich”) (NYSE: GDP) today announced that it is notifying holders of the $51,816,000 outstanding principal amount of its 5.00% Convertible Senior Notes due 2029 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Goodrich to purchase on October 1, 2014 all or a portion of such holders’ Notes (the “Put Option”) at a price equal to par, plus any accrued and unpaid interest to, but not including, October 1, 2014. As October 1, 2014 is an interest payment date for the Notes, interest accrued up to the purchase date will be paid to record holders as of the regular record date immediately preceding this interest payment date, and therefore Goodrich expects that there will be no accrued and unpaid interest due as part of the purchase price. As required by rules of the Securities and Exchange Commission, Goodrich will file a Tender Offer Statement on Schedule TO later today. In addition, Goodrich’s notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is Wells Fargo Bank, N.A. None of Goodrich, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

Note holders’ opportunity to exercise the Put Option will commence on September 2, 2014, and will terminate at 5:00 PM ET on September 30, 2014. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 PM ET on September 30, 2014.

The address of Wells Fargo Bank, N.A. is:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	MAC N9303-121	Northstar East Building - 12th Floor
P.O. Box 1517	6th St. & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

The Company holds $51.8 million in escrow for the repurchase of the remaining outstanding principal amount on its 5.00% Convertible Senior Notes due 2029.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

Goodrich Petroleum Corporation is an independent oil and gas exploration and production company whose common stock is listed on the New York Stock Exchange under the symbol GDP.